                                                                    EXHIBIT 4.11

AURAMET

                                                  AURAMET TRADING, LLC
                                                  2 Executive Drive, Suite 645
                                                  Fort Lee, NJ 07024
                                                  Phone: 201-905-5000
                                                  Fax: 201-905-5001
                                                  E-mail: jsullivan @auramet.com

                             COPPER, SILVER AND GOLD
                               PURCHASE AGREEMENT

     This COPPER, SILVER AND GOLD PURCHASE AGREEMENT (the "Agreement") dated as of October 8, 2004 between MESTON RESOURCES INC., a corporation organized and existing under the laws of Quebec, having an address at 1155 University Street, Suite 1405, Montreal, Quebec H3B 3A7 (hereinafter referred to as "Meston"), CAMPBELL RESOURCES, INC., a corporation organized and existing under the laws of Quebec, having an address at 1155 University Street, Suite 1405, Montreal, Quebec H3B 3A7 (hereinafter referred to as "Campbell") and AURAMET TRADING, LLC, a Delaware limited liability company, having an address at 2 Executive Drive, Suite 645, Fort Lee, New Jersey, 07024 (hereinafter referred to as "Auramet").

     WHEREAS, Meston owns and operates the Joe Mann Mine in Quebec (the "Mine"), which produces a copper, silver and gold concentrate (the "Concentrates");

     WHEREAS, Campbell is the 100% owner of Meston;

     WHEREAS, Meston previously entered into a Refining Contract dated as of May 9, 2002 (the "Noranda Agreement"), with Noranda, Inc. (a company organized and existing under the laws of Ontario), 181 Bay Street, Suite 4100, BCE Place, Toronto, ON, Canada M5j 2T3 (hereinafter referred to as "Noranda"), a copy of which is attached hereto as Exhibit A and incorporated herein by reference; WHEREAS, pursuant to the terms of the Noranda Agreement, Meston has agreed to sell and Noranda has agreed to receive, refine and purchase the Concentrates upon the terms and conditions set forth in the Noranda Agreement.

     WHEREAS, Meston desires to obtain payment for the copper, silver and gold contained in the Concentrates as the Concentrates are produced and shipped and has requested that Auramet purchase such Concentrates pending their further sale to Noranda under the Noranda Agreement, and Auramet is willing to so purchase such Concentrates, up to the sum of Eight Million United States Dollars ($8,000,000) minus any sums that have been advanced under that certain Copper, Silver and Gold Purchase Agreement (the "CCR Agreement") by and between Auramet and Copper Rand Corporation Inc. of even date herwith the ("Facility Limit") on the terms and conditions set forth herein;

     NOW THEREFORE, Meston and Auramet, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, hereby agree as follows:

     Definitions:

     "Assignment Agreement" shall mean that certain Assignment Agreement from Meston to Auramet dated as of October 8, 2004, acknowledged and agreed to by Noranda, relating to the Noranda Agreement, substantially in the form of Exhibit B hereto.

     "Dollars" and "U.S. $" means the lawful currency of the United States of America.

     "Financing Period" shall mean the period between the Value Date (as defined in Section 2(a)) and the Outturn Date.

     "Interest" shall mean LIBOR for the relevant Financing Period plus a spread of 2.50% per annum.

     "LIBOR" shall mean the London Interbank Offer Rate for a duration closest to the duration of the relevant Financing Period, as agreed between Auramet and Meston.

     "Outturn Date" shall mean the date on which Noranda credits Auramet's segregated metal account with the refined metal purchased by Auramet hereunder.

     All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Noranda Agreement.

1. PURCHASE FACILITY

     Auramet shall make available to Meston a Purchase Facility (the "Purchase Facility") of up to U.S. $8,000,000 (Eight Million Dollars) against delivery of Concentrates under this Agreement, provided that all conditions precedent set forth in Section 6 of this Agreement have been satisfied. Disbursement of the Purchase Facility (each such disbursement being referred to herein as a "Payment") shall be effected in installments corresponding to the shipment of the Concentrates, each Payment to be made within two (2) Business Days after satisfaction of such conditions precedent applicable to each such shipment as set forth in Section 12.

2. PAYMENT CALCULATION

     The amount of each Payment with respect to Concentrates shipped shall be calculated in accordance with the following procedure:

     On any day when Meston requests a Payment (the "Trade Date"), Auramet and Meston shall confirm the following:

     a. the date on which the trade shall be effective and the Payment shall be made (the "Value Date");

     b. the Outturn Dates applicable to the copper, silver and gold for which the Payment is to be made;

     c. the mid-point of the applicable Quotational Periods under the Noranda Agreement;

     d.   the applicable market based copper, gold or silver price; and

     e.   the applicable Interest.

     Meston shall submit to Auramet a Payment Request with respect to each Payment in substantially the form of Exhibit C attached hereto (the "Payment Request").

               (i) The Payment Request shall take items a-d above, as confirmed pursuant to the foregoing, to produce a forward price per pound of copper, and per ounce of gold and silver said to be contained in the Concentrates as to which Payment is sought (the "Forward Price");

               (ii) The Forward Price shall be applied to the net payable (after deductions taken by Noranda pursuant to and in accordance with the Noranda Agreement) quantity of copper, gold and silver said to be contained in the Concentrates as to which Payment is sought, and the estimated treatment charges, refining charges and penalties to be imposed by Noranda and the Base Copper Price Participation (collectively, the "Noranda Charges") shall be deducted therefrom, thereby producing a net price for such Concentrates (the "Net Price");

               (iii) The Net Price for the copper and silver shall be multiplied by 90%, and the gold by 100%, up to the total Facility Limit of this Purchase Facility (the "Payment Ratio"); and

               (iv) The estimated Interest applicable to the Financing Period for such Payment shall be deducted from the result of the foregoing to produce the amount of the disbursement to be made to Meston.

     Notwithstanding the Quotational Periods set forth in the Noranda Agreement, for purposes of this Agreement pricing shall be determined as set forth herein. Meston and Auramet agree that (i) with respect to all Concentrates priced by Auramet pursuant to this Payment Facility, Auramet shall bear all market price fluctuation risk associated with such Concentrates; (ii) with respect to all Concentrates unpriced pursuant to this Payment Facility, Meston shall bear all market price fluctuation risk associated with such Concentrates; and (iii) Meston shall be under no obligation to request pricing and corresponding payment advances hereunder.

3. SETTLEMENT; SECURITY

     Auramet will provide Seller with a Monthly Outturn Report which shall include the details of all pricings, outturns, payments, and adjustments. This shall be an perpetual electronic file which will be used by Seller and Buyer to monitor movements in the over/under account.

     Notwithstanding the foregoing, (i) on each Outturn Date, Meston and Auramet shall adjust the amount then due and owing to Auramet to reflect the correct Interest based on the actual Reimbursement Date; and (ii) on the date of each provisional final and final payment made by Noranda, Auramet and Meston shall adjust their corresponding trades with respect to the subject Concentrates to establish the amount due to or owed by Auramet based upon the final pricing of such Concentrates under the Noranda Agreement, and the parties shall promptly settle such amount. An example of such settlement is attached hereto as Exhibit D.

     Notwithstanding the foregoing, Meston and Auramet agree that no payment shall be made by Auramet hereunder after December 31, 2005 (the "Termination Date") and that all amounts that remain outstanding hereunder on April 15, 2006, shall be immediately reimbursed by Meston to Auramet (the "Final Repayment Date"). Auramet may on thirty (30) calendar days prior notice to Meston, extend the Termination Date and Final Repayment Date for two (2) successive periods of one year.

     In order to guarantee and secure compliance with each one of the obligations of Meston contained herein, Meston hereby agrees as follows:

     a. Meston hereby agrees not to create or execute contracts with the obligation to sell, impose liens, alienate, promise to sell, pledge, grant an option, celebrate acts or execute contracts of any nature related to the Concentrates produced and/or purchased by Meston and covered by this Agreement;

     b. The contracts entered into with respect to the Forward Prices determined in Section 2 above shall be subject to the terms set forth in that certain Trading Agreement, dated as of October 8, 2004 among Meston and Auramet (the "Trading Agreement"); and

     c. In addition to, and not in derogation of, the Trading Agreement, Meston hereby pledges, assigns and grants a security interest in, over and to all futures, forwards, contracts, options, puts, calls and currency trades of any kind entered into by and between Meston and Auramet.

4. SHORTFALLS

     Notwithstanding any of the foregoing, in the event, for any reason, that there is a shortfall at Outturn, such that the Buyer's Metal Account is not credited with the Estimated Quantity, or there is less metal for sale to Noranda than Buyer purchased from Seller, Seller shall immediately, through pool transfer, market transaction, or other manner acceptable to Buyer, transfer to Buyer's Metal Account the subject PM shortfall.

     In the event that there is a surplus at Outturn, such that Buyer's Metal Account is credited with more than the Estimated Quantity, then Seller may elect to immediately sell the surplus amount at Buyer's then current spot market price, or maintain the surplus balance of ounces in its account with Buyer until sold on a date specified by Seller in the future.

     For practical purposes, with respect to the gold purchased hereunder, Seller and Buyer may mutually agree to keep an ongoing over/under account which is to be settled whenever the over/under market value of gold exceeds $100,000 U.S Dollars.

5. TAXES

     All sums payable by Meston hereunder, whether reimbursement of the Payments, interest, commission or otherwise, shall be paid in full, without set-off, deduction or counterclaim and free and clear of and without any deduction of or withholding for or on account of any taxes or any restrictions or conditions of any nature, unless Meston is required by the law to make such deduction or withholding. If Meston is required by law to make any such deduction or withholding, then Meston shall ensure that such deduction or withholding will not exceed the minimum legal liability therefore and shall simultaneously pay to Auramet such additional amount as will result in the receipt by Auramet of a net amount equal to the full amount which would otherwise have been receivable hereunder had no such deduction or withholding been required. If Meston shall make such deduction or withholding, Meston shall within 30 calendar days thereafter forward to Auramet an official receipt or other official documentation evidencing the payment of the deduction or withholding.

6. CONDITIONS PRECEDENT

     Prior to the disbursement of the first Payment, Meston shall submit to Auramet the following documents:

     a.   This Agreement duly signed and executed.

     b.   The Noranda Agreement duly signed and executed.

     c.   The Assignment Agreement, duly signed and executed.

     d. The Guaranty of Campbell, guaranteeing all obligations of Meston to Auramet substantially in the form of Exhibit E hereto (the "Guaranty").

     e. A Certificate from the Corporate Secretary of Meston, certifying (i) Meston's corporate charter, (ii) a Board of Directors resolution authorizing the transactions contemplated hereby, and (iii) the authority of Meston's authorized representatives to sign and commit on behalf of Meston.

     f. A Certificate of Insurance from Noranda with respect to the Concentrates at all times while this Agreement is in effect

     g.   A copy of the Trading Agreement, duly signed and executed.

     Prior to the disbursement of the first and each subsequent Payment, Meston shall deliver to Auramet the following documents:

     h. The Assay Reports issued based upon samples taken at Meston for the subject Concentrates, substantially in the form attached hereto as Exhibit F;

     i. The Recu de Material a Facon/Receipt of Custom Material and the Rapport De La Preparation Des Concentres/Concentrate Preparation Report, issued by Noranda and countersigned by an independent representative retained for that purpose, in substantially in the form of Exhibit G hereto

     j.   A duly executed Payment Request.

     k. Such other documentation as Auramet shall reasonably require (none contemplated at this time).

In addition, Meston shall request the assays prepared on Noranda's behalf as soon as practical following the taking of samples with respect to the Concentrates at Noranda and shall direct that copies of the same be sent to Auramet simultaneously with their delivery to Meston.. Auramet may, at any time, request that independent assays be performed and may nominate any such assayer to perform such assays, the cost of any such assays to be borne by Meston if such assays are ordered based on some reasonable concern raised by Auramet, and in the absence of such concern, such costs shall be allocated as shall be agreed by the parties at the time. In addition to the foregoing documentary requirements, it shall be a condition precedent to any Payment hereunder that there shall have occurred no Event of Default, or condition which with notice or the passage of time or both would become an Event of Default and all representations and warranties set forth herein shall be true and correct.

7. REPRESENTATIONS AND WARRANTIES

     Meston represents and warrants as follows:

     a. Meston has full power, authority and legal right to execute and deliver this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement and to perform its obligations hereunder and thereunder, and to receive the Payment, and this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement constitute Meston's valid and binding obligations enforceable against Meston in accordance with their terms. Meston has obtained all corporate approvals and authorizations necessary in connection with its execution, delivery and performance of this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement;

     b. Meston has obtained all necessary governmental, local authority or agency approvals, quotas, licenses, permits, and authorizations to fully enable it to enter into this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement and to make repayment in cash dollars if necessary under the terms and conditions of this Agreement;

     c. Meston's execution and delivery of this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement and Meston's performance of its obligations hereunder and thereunder, do not and will not violate Meston's governing corporate instruments nor any indenture, agreement, loan agreement, note, restriction, obligation or liability by which Meston or Campbell is bound or to which it or any of its assets are subject;

     d. There are no pending or threatened actions or proceedings before any court or administrative agency, which may materially and adversely affect Meston's financial ability to fulfill its obligations under this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement;

     e. Meston is a corporate body duly constituted and validity existing as an independent legal entity under the laws of Quebec and is fully qualified and empowered to own its assets and carry on its operations and activities as now conducted;

     f. Neither Meston nor its assets enjoys, under the laws of Quebec or any other legal system or jurisdiction, any right of immunity from suit, judgment set-off, execution on a judgment, attachment or other legal process in respect of any of Meston's obligations under this Agreement, the Trading Agreement, the Assignment Agreement and Noranda Agreement;

     g. All of the obligations of Meston under this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement are direct, unconditional and general obligations of Meston and rank and will rank at least pari passu in all respect with other present of future obligations and liabilities (including contingent obligations and liabilities) of Meston;

     h. Meston's execution and delivery of this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement and Meston's performance obligations hereunder and thereunder do not and will not contravene any provision of any law, decree, regulation, rule, directive or similar enactment or any structural adjustment program by which Meston or any of its assets is bound or cause any limit on any of the powers of Meston (whether imposed by law, decree, regulation, agreement or otherwise) or on the right or ability of its officers to exercise such powers or any other limits affecting Meston to exceeded;

     i. No Event of Default as specified in Section 9 below has occurred and is continuing;

     j. No information, exhibit documents or report furnished in writing by Meston or Auramet or provided by Auramet and approved by Meston in connection with negotiation of this Agreement, the Trading Agreement, the Assignment Agreement or the Noranda Agreement contained any mis-statement of fact as at the date of such exhibit, document or report or as at the date when such information was given, or omitted to state a fact as at such date which in any such case would be of material interest to a person deciding whether to enter into or otherwise participate in this Agreement, the Trading Agreement, the Assignment Agreement or the Noranda Agreement;

     k. There are no encumbrances of any nature affecting the Concentrates to be delivered hereunder and under the Noranda Agreement;

     l. All sums owing by Meston under the Noranda Agreement have been paid in full in accordance with the terms of the Noranda Agreement; the Noranda Agreement is in full force and effect and there are no disputes or claims thereunder by either side, nor has any suspension of performance or force majeure been declared by either party thereto;

     m. Meston has no subsidiaries, other than Meston Investments, Inc., a Cayman Islands corporation.

     The representations and warranties contained in this Section 7 are given by Meston as at the date hereof and throughout the period during which this Agreement is in force, and are specifically made and reaffirmed without any additional act or document by issuance of a Payment Request by Meston and by the acceptance by Meston of each Payment thereunder.

8. COVENANTS AND UNDERTAKINGS

Meston covenants and undertakes that:

     a. It will duly and promptly perform and observe all of its obligations under this Agreement, the Trading Agreement, the Assignment Agreement and the Noranda Agreement, including, but without limitation, all its obligations in relation to the delivery of Concentrates hereunder and under the Noranda Agreement.

     b.   It shall promptly notify Auramet of the occurrence of any event that:

               (i) constitutes, or that after notice, lapse of time or both would constitute, an event of default as stipulated herein, or

               (ii) would reasonably be expected to have a material adverse impact on Meston's financial position or the result of its operation or its general business operations.

     c.   It will furnish to Auramet:

               (i) as soon as practicably available, all assays issued with respect to the Concentrates;

               (ii) as soon as practicably available, all Receiving Reports in form and content acceptable to Auramet, for all Concentrates;

               (iii) prompt notification of the shipment of the Concentrates;
          and

     d. Unless otherwise agreed in writing by Meston and Auramet, it will not sell or deliver the Concentrates to any party other than Auramet for further sale and delivery to Noranda; nor will it create or permit to subsist any encumbrance over or affecting the Concentrates to be delivered pursuant hereto or to the Noranda Agreement or create or permit to subsist any encumbrance over or affecting the whole or any of its undertaking, revenue, charges or other assets, present or future, which encumbrance may affect the obligations of Meston under this Agreement, the Assignment Agreement or the Noranda Agreement, or the ability of Auramet to enforce its rights hereunder or thereunder, or pursuant to any court order or judgment in respect hereof, against Meston.

     e. Meston will at all times obtain or effect and maintain in effect and comply with all the terms and conditions of all legislative, governmental and other authorizations, approvals, licenses, permits, registrations and consents necessary or appropriate for execution or delivery of this Agreement, the Assignment Agreement and the Noranda Agreement, or the utilization of the Payment Facility, or to render this Agreement, the Assignment Agreement and the Noranda Agreement legal, valid, binding and admissible in evidence.

     f. Meston will comply with the requirements of all laws, decrees, regulations, orders and rules of any administrative or governmental authority or organization applicable to its activities and operations and will do all things necessary to preserve and keep in full force and effect all material franchises, concessions, licenses or permits to which it is presently entitled.

     g. Meston will not alter, amend, modify, rescind or waive any provision of the Noranda Agreement or the Assignment Agreement without Auramet's prior written consent.

9. EVENTS OF DEFAULT

     An Event of Default will occur if:

     a. Any metal is not outturned on the Outturn Date applicable thereto or Meston or Campbell fails to pay any other sum payable by it hereunder, or deliver any amount of metal to be delivered hereunder, or under the Trading Agreement, the Noranda Agreement, the Assignment Agreement or the Guaranty or under any agreement with Auramet at the time, in the currency and otherwise in the manner specified herein or therein;

     b. Any formal action is taken to wind up, liquidate, place into administration or dissolve Meston or Campbell whether voluntarily or by any third party;

     c. Any representation, warranty, covenant or undertaking made by Meston or Campbell in this Agreement, the CCR Agreement, the Trading Agreement, the Noranda Agreement, the Assignment Agreement or the Guaranty shall prove to be at any time incorrect or misleading in any material aspect;

     d. Meston or Campbell defaults in the performance of any term covenant or obligation contained in this Agreement, the Trading Agreement, the Noranda Agreement, the Assignment Agreement or the Guaranty or under any other agreement with Auramet, including but note limited to the Trading Agreement, and fails to remedy such default, if capable of remedy in the opinion of Auramet, within 30 calendar days after receipt of notice by Auramet.

     e. Meston or Campbell becomes insolvent, bankrupt or ceases paying its debts as they become due, or a trustee, receiver or liquidator is appointed or bankruptcy or similar proceedings are instituted against Meston or Campbell under the laws of any jurisdiction;

     f. An Event of Force Majeure as defined in the Noranda Agreement occurs and such event lasts for longer than 60 days;

     g. It becomes unlawful or impossible for Meston or Campbell to perform any of its remaining obligations in terms of the Noranda Agreement, this Agreement, the Trading Agreement, the Assignment Agreement or the Guaranty;

     h. Meston or Campbell suspends payment of its debts or proposes to or enters into any composition or arrangement or the benefit of creditor (or any of them) or begins negotiations or takes any steps with a view to any steps with a view to any readjustment, rescheduling or deferral of Meston's or Campbell's indebtedness (or a material part thereof);

     i. A deterioration occurs in the financial condition of Meston and Campbell, taken as a whole, which in the reasonable opinion of Auramet is likely to have a material adverse effect on Meston to perform its obligations under this Agreement and/or the Noranda Agreement or on Campbell and the Guaranty;

     j. There is a change of ownership of Meston during the term of this Agreement, for which Meston or Campbell has not obtained Auramet's prior written consent, which consent shall not be unreasonably withheld;

     k. Any order or declaration is made or judgment given by any court or authority the effect of which is to enjoin or restrain the performance or observance by Meston of the terms of this Agreement, the Noranda Agreement or the Assignment Agreement or in any manner restrict the right and power of Meston or Campbell to enter into, exercise its rights under and perform and observe the terms of this Agreement or the Noranda Agreement or the Assignment Agreement or the Guaranty or affect the legality, validity, enforceability or binding nature thereof;

     l. It becomes or proves to be unlawful or impossible for Meston or Campbell duly and promptly to perform or observe any of its obligations or undertakings in this Agreement or the Noranda Agreement or the Assignment Agreement or the Guaranty or for any other reason whatsoever this Agreement or the Noranda Agreement or the Assignment Agreement or the Guaranty ceases to be in full force or effect; or

     m. if Meston and/or Campbell suffers a material adverse change in its financial and/or economic condition or status, which change may have a material adverse effect on the enforceability of any terms of this Agreement, the Trading Agreement, the Assignment Agreement, or the Guaranty or the ability of Meston and/or Campbell to fulfill their obligations hereunder or thereunder as reasonably and fairly determined by Auramet or its financial advisors.

     Upon the occurrence of any of the Events of Default described in this
Section 9, Auramet shall have the following rights:

     a. To terminate the performance of any or all of its obligations under this Agreement to Meston and Campbell;

     b. To demand to receive immediate payment of all amounts outstanding hereunder;

     c. To demand payment from Meston of all recoverable losses and other damages including reasonable legal fees and expenses incurred in the exercise of the foregoing and any other remedies, but not in duplication of Section 12;

     d. To set-off against any and all accounts, credits or balances maintained by them when the same shall be due and payable, including any balances under the Noranda Agreement, whether at maturity upon acceleration or otherwise;

     e.

     f. To further exercise any other rights, powers, privileges and remedies available to it under this Agreement at law or in equity, any and all of which may be exercised by Auramet at any time and from time to time, whether or not Auramet shall have instituted any proceedings or other action for the enforcement of its rights hereunder or any of the documents in connection herewith; and/or

     g.   To claim against Campbell as provided in the Guarantee.

     No waiver by a party of any breach of the Agreement by the other party shall be considered as a waiver of any subsequent breach of the same or any provision of this Agreement.

10. NOTICES

     Notices hereunder shall be deemed to have been given when sent by cable, telex or telefax in each case addressed to any party as follows:

Auramet Trading, LLC     To the address set forth in the preamble hereto with a
                         copy to:

                         Auramet Trading, LLC
                         Fax: (201) 905-5001 and via e-mail to

                         jsullivan@auramet.com

Meston Resources, inc.   At the address set forth in the preamble hereto with a
                         copy to:

                                        Campbell Resources, Inc.
                                        Fax: (514) 875-9764 and via e-mail to
                                        lbrun@campbellresources.com

11. COST; INDEMNIFICATION

     All and any costs (including, but without limitation, legal fees and expenses and any value added tax), costs of collection, court fees, assayer fees, travel expenses, stamp and other duties and taxes incidental to this Agreement (other than taxes on Auramet's income generally), whether payable as a result of any default or documentation, certificate, authorizations, permits, quotas, permissions, registrations incurred by Auramet related to this Payment Facility shall be paid by Meston. Meston shall indemnify and hold harmless Auramet from and against all claims, demands, costs, expenses (including reasonable attorney's fees) as may be incurred by Auramet as well as from and against all liabilities, and losses arising from or related to this Agreement, the Payment Facility and the delivery, acceptance and shipment of the Concentrates, including, without limitation, any environmental, maritime, tax, local, regional, national, political or civil dispute, or otherwise.

12. OTHER CONDITIONS

     a. Auramet shall not assign or dispose of any or all its interest in this Agreement or the Noranda Agreement without the prior approval of Meston, provided that Auramet may assign the same for financing purposes. Meston shall not be entitled to assign or dispose of any or all of its interest in this Agreement or the Noranda Agreement.

     b. All payments by Meston shall be made in Dollars free and clear of any deduction or withholding tax on account of any tax imposed, levied, collected, withheld or assessed by Canada, Quebec or any other country/government.

13. JURISDICTION

     Meston hereby appoints Andre Fortier, Chief Executive Officer of Campbell to receive, for it and on its behalf service of process in any proceedings in the United States. Meston and Campbell hereby consent to the jurisdiction of all state and local courts of the State of New York and of the United States of America for the Southern District of New York or, at the option of Auramet, any court in which Auramet decides to initiate legal or equitable proceedings concerning the Guaranty, the finance documents or any other matters related thereto in which the court has subject matter jurisdiction over the matter and controversy; and to the extent permitted by law, Meston and Campbell hereby waive judicial service of the summons and complaint or other process of the papers issued therein and agree that service may be made by registered or certified mail addressed to Meston and to Campbell at their respective notice address set forth herein.

Accepted for and on behalf of:

MESTON RESOURCES INC.


By: /s/ A.Y. FORTIER
    ---------------------------------
Name: A.Y. FORTIER
Title: PRESIDENT


By:
    ---------------------------------
Name:
      -------------------------------
Title:
       ------------------------------


AURAMET TRADING, LLC.


By: /s/ Justin M. Sullivan
    ---------------------------------
Name: Justin M. Sullivan
Title: COO


GUARANTOR:

CAMPBELL RESOURCES, INC.


By: /s/ A.Y. Fortier
    ---------------------------------
Name: A.Y. FORTIER
Title: PRES. & CEO
Date:
      -------------------------------